Exhibit (a)(1)(F)

Stock Option

Offer to Exchange

Frequently Asked Questions (FAQs)

The following FAQs are intended only as a brief summary for your reference. Please refer to the actual Offer to Exchange delivered to you, the source of the information presented here. If you do not have the Offer to Exchange, it is available on the Securities and Exchange Commission’s EDGAR website at http://www.sec.gov.

All capitalized terms used below have the meanings given to them in the Offer to Exchange document.

1.	What is the Option Exchange?

    The Option Exchange is a one-time offer by Augme to allow Eligible Participants to exchange voluntarily their Eligible Options (whether vested or unvested), on a grant-for-grant basis, for the grant of new stock options with a new Exercise Price and new terms, which we refer to as Replacement Options. The exchange only will be effected on a grant-by-grant basis.

    Eligible Options you tender for exchange will be exchanged, on a grant-for-grant basis, for new Replacement Options to purchase that number shares of Common Stock as determined based on the following exchange ratios:

1 Replacement Option will be issued to an Eligible Participant
for every number of Eligible Options currently held as specified in this column	that is currently priced from and including …	to and including.
2	$1.00	$1.24
3	1.25	1.74
4	1.75	2.24
5	2.25	2.49
6	2.50	2.99
7	3.00	3.49
10	3.50	4.25

    All Replacement Options granted in exchange for Eligible Options:

    (i) will be vested to the extent and in proportion to the vested portions of the Eligible Options. Unvested Replacement Options will vest in accordance with the vesting schedule applicable to the unvested Eligible Options subject to (A) the provisions of the 2010 Plan, (B) your continued employment or service with Augme or one of our subsidiaries through each applicable vesting date or (C) your earlier death, Disability or Retirement, in which case the Replacement Options will vest as set forth in the 2010 Plan;

    (ii) will have the same expiration dates as the Eligible Options being replaced; and

    (iii) will have an Exercise Price equal to the closing price of the Company’s common stock as reported by Bloomberg LP on the last trading day the Option Exchange is open (the “New Exercise Price’).

    The Offer expires at 9:00 p.m. Pacific Time on August 29, 2013, unless the Offer is extended, and Election Forms to participate in the Option Exchange must be received prior to such expiration.

2.	Which options are eligible for the Option Exchange?

    Outstanding options with exercise prices of $1.00 per share or greater issued under the Augme Technologies, Inc. 2010 Incentive Stock Option Plan (the “2010 Plan”) granted to current employees, current directors and officers of the Company and options issued pursuant to three stock option agreements dated June 8, 2010, June 8, 2010 and June 24, 2010, representing options to purchase an aggregate of 417,000 shares of Common Stock registered pursuant to a Form S-8 registration statement filed by the Company with the Securities and Exchange Commission on October 21, 2010 , whether or not vested, are Eligible Options and may be tendered for exchange.

3.	Who is eligible to participate in the Option Exchange?

    You are an Eligible Participant and eligible to participate in the Option Exchange only if you are an employee, Director or officer of Augme or any of our subsidiaries on the date of commencement of this Offer, remain an employee, Director or officer of Augme or any of our subsidiaries through the Offer Expiration Date, and hold at least one Eligible Option on the date of commencement of this Offer.

    Even if you meet these eligibility requirements as of the date of commencement of this Offer, if your Eligible Options expire pursuant to their terms prior to the Offer Expiration Date, you will forfeit (unless earlier exercised) those options as of their expiration dates and they will not be eligible for exchange in the Option Exchange.

4.	Can I exchange both vested and unvested Eligible Options?

    Yes. You can exchange Eligible Options on a grant-by-grant basis, whether or not they are vested.

5.	Can I select which of my Eligible Options to exchange?

    Yes, but only on a grant-by-grant basis. Eligible Options that were granted to a given Eligible Participant on the same Grant Date, with the same exercise price, and subject to the same vesting schedule constitute a single “grant” for the purposes of this Offer, regardless of how many underlying shares of Common Stock are subject to the grant. For example, if you were granted Eligible Options to purchase 1,000 shares of our Common Stock subject to equal annual vesting over five years following the Grant Date, this constitutes a single option “grant,” rather than 1,000 individual option grants.

    Accordingly, when we state that Eligible Participants will be permitted to exchange Eligible Options for Replacement Options on a grant-by-grant basis, that means you can elect to exchange each grant of Eligible Options grant either in full (other than to the extent such Eligible Options have been previously exercised) or not at all.

    To illustrate, assume you hold Eligible Options for 1,000 shares of our Common Stock at an exercise price of $1.50 per share that you have not previously exercised in whole or in part. You may exchange those Eligible Options for Replacement Options to purchase 334 shares of Common Stock, but you may not exchange part of that grant of Eligible Options for an equivalent number of Replacement Options. For example, you cannot exchange 500 of the 1,000 options associated with the one grant for a new grant of 167 Replacement Options, while retaining the Eligible Options with respect to the other 500 shares of Common Stock.

    On the other hand, assume you hold two separate grants of 500 Eligible Options, each with an exercise price of $1.50. You may choose to tender for exchange for Replacement Options one of the grants, in its entirety, and retain the other grant, in its entirety, with the options associated with the retained grant keeping their exercise price and other terms and conditions.

6.	Can I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?

    Yes, as described above, the unexercised portion of a grant can be exchanged, if the options represent Eligible Options, but you can only exchange all of the remaining options within that grant, not a portion thereof.

    For example, if you were previously awarded a grant of options to purchase 1,000 shares of our Common Stock at an exercise price of $1.50 per share and previously exercised those options for 250 shares of our Common Stock, you would hold Eligible Options for the purchase of 750 shares of Common Stock. You could tender all of those options, and you would be issued Replacement Options for 250 shares of Common Stock.

7.	How many Replacement Options will I receive?

    Eligible Options you tender for exchange will be exchanged, on a grant-for-grant basis, for Replacement Options to purchase that number of shares of Common Stock as determined based on the exchange ratios described above. Replacement Options will be granted under the 2010 Plan, meaning they will have terms substantially similar to the Eligible Options being exchanged.

8.	What will be my Replacement Option Exercise Price?

    Replacement Options will be exercisable at the New Exercise Price equal to the closing price of the Company’s common stock as reported by Bloomberg LP on the last trading day the Option Exchange is open.

9.	When may I exercise Replacement Options?

    All Replacement Options granted in exchange for Eligible Options will be vested to the extent and in proportion to the vested portions of the Eligible Options. Unvested Replacement Options will vest in accordance with the vesting schedule applicable to the unvested Eligible Options subject to (i) the provisions of the 2010 Plan, (ii) your continued employment or service with Augme or one of our subsidiaries through each applicable vesting date or (iii) your earlier death, Disability or Retirement, in which case the Replacement Options will vest as set forth in the 2010 Plan.

    Replacement Options will have the same expiration dates as the Eligible Options being replaced.

    Your ability to exercise Replacement Options will be limited if not vested at the time of termination of employment or service based on the terms of the 2010 Plan.

10.	When will the Replacement Options expire?

    Replacement Options will have the same expiration dates as the Eligible Options being replaced.

11.	What if my employment or service with Augme is terminated before the Offer Expiration Date?

    If you are no longer employed by or a Director or officer of Augme or any of our subsidiaries, whether voluntarily, involuntarily or for any other reason before the Offer Expiration Date, you will not be able to participate in the Option Exchange. We refer you to the Offer to Exchange, the 2010 Plan, and the award agreement you executed when you originally were granted your options. In these documents, you will find important information regarding what happens, in the event of termination, to existing vested and unvested options you hold.

12.	If I participate, what will happen to my exchanged options?

    Eligible Options you elect to tender for exchange will be cancelled on August 29, 2013, unless this Offer is extended, in which case such options will be cancelled on the Offer Expiration Date, as extended.

13.	What happens to Eligible Options I choose not to exchange or that Augme does not accept for exchange?

    Eligible Options you choose not to exchange or that Augme does not accept for exchange will remain outstanding and will retain their existing exercise prices and other terms and conditions.

14.	How do I participate in the Option Exchange?

    If you wish to participate in the Option Exchange, you must complete, sign and return the Election Form delivered to you with the Offer Documents such that it is received by Thomas J. Virgin, Chief Financial Officer of the Company, before 9:00 p.m. Pacific Time on August 29, 2013 (or such later time and date as may apply if the Offer is extended). Election Forms received after this deadline will not be accepted. The Election Form may be submitted to Mr. Virgin by facsimile to (425) 827-1561, email to optionexchange@hipcricket.com, or hand delivery.

    In order to submit your Election Form to participate in this Offer, you will be required to acknowledge your agreement to all of the terms and conditions of the Offer as set forth in the Offer Documents, including, without limitation, the Terms of Election attached to the Election Form as Exhibit A.

    You can withdraw a previously made election any time during the Offer period by completing, signing, and returning the Withdrawal Form delivered to you with the Offer Documents such that it is received  by Mr. Virgin before 9:00 p.m. Pacific Time on the Offer Expiration Date. The Withdrawal Form may be submitted to Mr. Virgin by facsimile to (425) 827-1561, email to optionexchange@hipcricket.com, or hand delivery.

    Once your Election Form and/or Withdrawal Form is received by Mr. Virgin, we intend to confirm the receipt of your election and/or any withdrawal by email, or, if you do not have a corporate email address, to send a confirmation via U.S. mail, within 48 hours of receipt. If you do not receive a confirmation, it is your responsibility to confirm that Augme has received your Election Form and/or any Withdrawal Form.

    We internally control the administration and transaction processing of all stock options granted under the 2010 Plan. Accordingly, Replacement Options, if and when issued, will be reflected in our records as being subject to the terms and conditions of the applicable form of Replacement Option Award Agreement, and no physical Replacement Option Award Agreement(s) will be provided to you. Your execution and delivery of the Election Form will constitute acceptance of your Replacement Options, if and when issued, and your agreement that such Replacement Options will be subject to the terms and conditions set forth in the applicable form of Replacement Option Award Agreement, without any further action required by you.

15.	How do I find out the details about my existing options?

    Information on your Eligible Options will be provided to you with the Offer Documents. Additional copies of such information may be requested by emailing optionexchange@hipcricket.com or calling Mr. Virgin, at (425) 452-1111 (9:00 a.m. to 5:00 p.m. Pacific Time, Monday through Friday).

16.	How should I decide whether or not to participate in the Option Exchange?

    The decision to participate in the Option Exchange must be your personal decision and will depend largely on your assumptions about the future of our business, the current and future economic environment, the possible market prices of a share of our Common Stock over the term of your Eligible Options and the Replacement Options, and the price performance of publicly traded stocks generally.

    We understand this will be a challenging decision for all Eligible Participants. We suggest you consult with your personal financial and tax advisors before deciding whether to participate in the Option Exchange.

    THE OPTION EXCHANGE CARRIES CONSIDERABLE RISK, AND THERE ARE NO GUARANTEES OF THE PRICE OF OUR COMMON STOCK ON THE OFFER EXPIRATION DATE OR ANY FUTURE DATE.

17.	What are some of the potential risks if I choose to exchange my outstanding Eligible Options?

    We cannot predict how our stock price or the stock market overall will perform before the date the Replacement Options will be granted, which we expect will be the Offer Expiration Date, or at any point in time thereafter. For further discussion of the risks associated with our business and our securities, see the “Risk Factors” section of the Offer to Exchange, delivered to you in connection with the Offer.

18.	To whom should I ask questions regarding this Offer?

    If you have questions regarding the Offer or have requests for assistance (including requests for additional or paper copies of this Offer to Exchange document or other documents relating to the Option Exchange), please email optionexchange@hipcricket.com or call Mr. Virgin, at (425) 452-1111 (9:00 a.m. to 5:00 p.m. Pacific Time, Monday through Friday). However, please be aware that neither Mr. Virgin, nor any employee, Director, affiliate, or agent of Augme is authorized to advise you in your decision regarding whether to participate in the Option Exchange.

AUGME MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OPTION EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO PARTICIPATE. WE ENCOURAGE YOU TO SEEK THE ADVICE OF QUALIFIED INVESTMENT AND TAX PROFESSIONALS WHEN DETERMINING WHETHER OR NOT TO PARTICIPATE IN THE OPTION EXCHANGE.